Templeton Global Income Fund
NYSE Ticker: GIM

Dear Fellow Shareholders,   March 1, 2021

Over the next few weeks, you will be asked to make a very important decision regarding your investment in Templeton Global Income Fund (Ticker: GIM). Morningstar recently ranked Franklin Templeton the "Worst Selling Manager of 2020", while the Financial Times described your fund's current portfolio manager's bet on bond prices as "**disastrous".**

Saba Capital is an investment adviser specializing in investing in closed-end funds. Over the past half-decade we have fought for the interests of closed-end fund investors and we are very proud of our track record. Saba Capital has successfully advocated for improved corporate governance, lower expense ratios and reduced discounts to NAV. To date, **Saba's actions have led to hundreds of millions in trapped value being returned to shareholders like you.**

Your fund suffered staggering underperformance to its benchmark in 2020. The Templeton Global Income Fund lost 6.63% in 2020, while its passive benchmark gained 9.68%; a tremendous loss of shareholder money.

To make matters even worse, shareholders who are counting on this fund for income have watched their distribution steadily decline over the years.



The average shareholder, maybe someone like you, holds approximately 3,500 shares of the Templeton Global Income Fund. For that average shareholder, their 3,500 shares are worth $18,000 less than they were 10 years ago, and they received $1,000 less per year in regular dividend payments.

	2010	2020
Value of 3,500 Shares	$37,450	$19,250
Regular Dividends Paid on 3,500 Shares	$1,848	$769

Please vote the GOLD proxy card to help us increase the share price of your fund in the short-term and long-term.

Sincerely,
Saba Capital Management